SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

15 May 2007 **BY COURIER**

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

07023651

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 14 May 2007 as published in the South China Morning Post in Hong Kong on 15 May 2007 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko

Irene Ko
Company Secretary

IK/gc/cw

Encl.

PROCESSED
MAY 2 4 2007
THOMSON
FINANCIAL

RECEIVED
2007 MAY 18 A 10:17

c.c. J P Morgan
- Mr. King Ho

dlw 5/22

E:\cw\sa\SHPCL-1Q2007\ltr.doc.4

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

SHANGRI-LA ASIA LIMITED
(Incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司*
website: http://www.ir.shangri-la.com
(Stock Code: 00069)

ANNOUNCEMENT OF UNAUDITED FINANCIAL RESULTS BY SUBSIDIARY – SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED, THAILAND

THIS IS NOT THE ANNOUNCEMENT OF THE UNAUDITED FINANCIAL RESULTS OF SHANGRI-LA ASIA LIMITED ("SA") FOR THE THREE MONTHS ENDED 31 MARCH 2007. THIS ANNOUNCEMENT IS MADE BY SA PURSUANT TO THE REQUIREMENTS OF RULE 13.09(2) OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED TO PROVIDE SHAREHOLDERS OF SA AND THE PUBLIC WITH UNAUDITED FINANCIAL INFORMATION OF A LISTED SUBSIDIARY WHICH HAS ANNOUNCED SUCH INFORMATION TO THE PUBLIC IN THAILAND ON 14 MAY 2007 PURSUANT TO SECTION 56 OF SECURITIES AND EXCHANGE ACT B.E. 2535.

SUMMARY

SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED, THAILAND ("SHPCL"), a 73.61% subsidiary of SA and a company listed on the Stock Exchange of Thailand, has announced its unaudited financial results for the three months ended 31 March 2007 in Thailand on 14 May 2007. The unaudited financial statements of SHPCL have been prepared in accordance with accounting principles and practices generally accepted in Thailand. The unaudited Consolidated Income Statement of SHPCL is provided below.

SHPCL, a subsidiary of SA listed on the Stock Exchange of Thailand and in which SA has a 73.61% interest, has announced its unaudited financial results for the three months ended 31 March 2007 in Thailand on 14 May 2007. The unaudited Consolidated Income Statement of SHPCL is provided below:

SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED, THAILAND
UNAUDITED CONSOLIDATED INCOME STATEMENT FOR THE THREE MONTHS ENDED 31 MARCH 2007

	Three months ended 31 March 2007 *Baht'000*	2006 *Baht'000*
Revenues from hotel operations:		
Room	327,477	330,723
Food and beverage	239,843	216,593
Others	48,891	43,047
Total revenues from hotel operations	616,211	590,363
Cost of sales and services	(158,490)	(158,818)
Gross profit	457,721	431,545
Selling and administrative expenses	(126,375)	(125,581)
Income from the sale of goods and the rendering of services	331,346	305,964
Other incomes		
Gain on sales of plant and equipment	47	291
Interest income	18,241	9,737
Other income	3,274	5,282
Other expenses		
Depreciation	(78,007)	(76,347)
Others	(773)	(5,030)
INCOME FROM OPERATIONS	274,128	239,897
PROVISION FOR LOSS ON LOANS TO AND INVESTMENT IN RELATED COMPANIES	(18,358)	(11,973)
INCOME BEFORE CORPORATE INCOME TAX	255,770	227,924
CORPORATE INCOME TAX	(81,489)	(60,776)
NET INCOME FOR THE PERIOD	174,281	167,148
BASIC EARNINGS PER SHARE (BASED ON NET INCOME) (BAHT)	1.34	1.29

GENERAL

SHAREHOLDERS SHOULD NOTE THAT THE ABOVE UNAUDITED FINANCIAL RESULTS INCLUDING THE EARNINGS PER SHARE PERTAIN ONLY TO SHPCL, A 73.61% SUBSIDIARY OF SA, AND NOT TO SA ITSELF.

SA WILL ACCOUNT FOR ITS 73.61% SHARE OF THE 2007 CONSOLIDATED RESULTS OF SHPCL IN SA'S 2007 INTERIM AND FINAL RESULTS AFTER MAKING APPROPRIATE ADJUSTMENTS TO CONFORM WITH SA'S ACCOUNTING POLICIES WHICH ARE IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 14 May 2007

As at the date of this announcement, the Board of Directors of SA comprises Mr. Kuok Khoon Loong, Edward, Mr. Lui Man Shing, Mr. Giovanni Angelini and Mr. Ng Si Fong, Alan as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Lee Yong Sun, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Timothy David Dattels and Mr. Wong Kai Man as Independent Non-Executive Directors.

* *for identification purpose only*

SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

RECEIVED

2007 MAY 18 A 10:17

OFFICE OF INTERNATIONAL CORPORATE FINANCE

14 May 2007 **BY COURIER**

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement which we released to The Stock Exchange of Hong Kong Limited ("HKSE") today for publication on the website of HKSE for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko

Irene Ko
Company Secretary

IK/gc/cw

Encl.

c.c. J P Morgan
- Mr. King Ho

E\cw\sa\SHPCL-regulatory\ltr.doc.9

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

Shangri-La Hotel Public Company Limited, Thailand, a company listed on the Stock Exchange of Thailand ("Thailand Stock Exchange") and a 73.61% owned subsidiary of Shangri-La Asia Limited ("SA"), has on May 14, 2007 released to Thailand Stock Exchange an announcement (the "Announcement") in relation to the entering into of the amendments to the existing Management Agreement and Marketing and Promotion Agreement with Shangri-La International Hotel Management B.V. and Shangri-La International Hotel Management Limited, both are wholly owned subsidiaries of SA. The following is a reproduction of the Announcement for information purpose only.

To : Managing Director
The Stock Exchange of Thailand

Date : May 14, 2007

Re : Information Memorandum regarding the Connected Party Transaction

Dear Sirs,

The Board of Directors of Shangri-La Hotel Public Company Limited would like to inform you that during its Board Meeting No. 2/2007 held on May 14, 2007, the Board approved for the Company to enter into the amendments to the existing Management Agreement and Marketing and Promotion Agreement with Shangri-La International Hotel Management B.V. and Shangri-La International Hotel Management Limited respectively in respect of the fees to be charged for the opening of Shangri-La Hotel, Chiangmai which is expected to open for business at the end of this year.

Pursuant to "Notification of the Board of Governors of the Stock Exchange of Thailand" regarding "Disclosure of Information and Acts of Listed Companies Concerning the Connected Transactions, 2003 (Complete Version) and (No. 2), 2004", the Board of Directors hereby forward the Information Memorandum in respect of this connected transaction for your information.

Yours faithfully,

Mrs. Pavinee Meensuk
Director and Company Secretary

1. Date of the transaction and parties involved:

The Board of Directors of Shangri-La Hotel Public Company Limited ("the Company") resolved at its meeting No. 2/2007 held on 14th May, 2007 for the Company to enter into the amendments to the existing Management Agreement and Marketing and Promotion Agreement with Shangri-La International Hotel Management B.V. ("SLIM, BV") and Shangri-La International Hotel Management Limited ("SLIM, HK") respectively in respect of the fee to be charged for the opening of Shangri-La Hotel, Chiangmai ("S'La, CM"). Other terms and conditions of the said 2 existing Agreements, except the fee will be unchanged.

2. Nature of Services:

2.1 Management Agreement with SLIM, BV

SLIM, BV will grant to the Company a license to use the copyrights, trade marks, know how and other rights subsisting in the Shangri-La's system and to develop and operate the hotel within the expected standard of the Shangri-La Group of Hotels.

2.2 Marketing and Promotion Agreement with SLIM, HK

SLIM, HK will provide the Company with marketing and promotion services through the Shangri-La Group of Hotels.

3. Total values of transactions:

3.1 Management Agreement with SLIM, BV

The following fees which are currently paid by the Company under the existing agreement dated 1st January, 1990 will be unchanged.

(a) Basic fee of US$275,000 per annum; and
(b) Supplementary fee being the greater of either
    (i) US$400,000 per annum; or
    (ii) 2.75% of Gross Operating Revenues per annum.

The fee payable under the amendment to the existing Management Agreement for S'La, CM is 3% of Gross Operating Revenues per annum.

3.2 Marketing and Promotion Agreement with SLIM, HK

Under the existing Marketing and Promotion Agreement dated 1st March, 1986, the Company agreed to share part of the Shangri-La Group of Hotels' marketing and promotion expenses incurred by SLIM, HK.

The fee payable under the amendment to the existing Marketing and Promotion Agreement for S'La, CM is 1% of Gross Operating Revenues per annum.

4. The term of the Agreements:

4.1 Management Agreement with SLIM, BV

20 years commencing from 1st January, 1990 and is renewable for another term of 10 years.

4.2 Marketing and Promotion Agreement with SLIM, HK

The agreement was effective from 1st March, 1986 and can be terminated by mutual agreement.

5. Relationship of related parties with the Company:

The Company is owned as to 73.61% by Shangri-La Asia Limited ("SA") through its subsidiaries. SLIM, BV and SLIM, HK are wholly-owned subsidiaries of SA and are therefore connected persons of the Company. Furthermore, Mr. Maris Pakdeetaveevivat and Mr. Madhu Rama Chandra Rao who are members of SLIM, HK's Board of Directors and Mr. Madhu Rama Chandra Rao who is a member of SLIM, BV's Board of Directors are also directors of the Company. In addition, Mr. Maris Pakdeetaveevivat, Mdm. Kuok Oon Kwong and Mr. Ho Kian Guan who are members of SA's Board of Directors are also directors of the Company.

6. Opinion of the Board of Directors:

Mdm. Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Madhu Rama Chandra Rao and Mr. Maris Pakdeetaveevivat have not participated in the discussion for the approval of the entering into of the amendments to both of the said agreements.

The directors of the Company, including the independent directors, considered that the entering into by the Company of the amendments to the Management Agreement and Marketing and Promotion Agreement for the fee of 3% and 1% of Gross Operating Revenues per annum respectively are on normal commercial terms and are fair and reasonable, and in the interest of the Company and the shareholders of the Company as a whole.

END